ACRES COMMERCIAL REALTY CORP.

390 RXR Plaza
Uniondale, NY 11556

April 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Pearlyne Paulemon

Re:	Acres Commercial Realty Corp. (the “Company”)
Registration Statement on Form S-3
Filed April 1, 2024
File No. 333-278433

Dear Ms. Paulemon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests acceleration of the effective date of the above-captioned Registration Statement on Form S-3 to Wednesday, May 1, 2024, at 4:00 p.m., or as soon as practicable thereafter.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please notify our counsel, Mark Rosenstein, at 215-694-3358.

Very truly yours,

ACRES COMMERCIAL REALTY CORP.

By:	/s/ Eldron Blackwell
Eldron Blackwell Chief Financial Officer